FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

August 6, 2021.

Item 3: News Release

The news release was disseminated via Newswire on August 6, 2021 and was filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On August 6, 2021, the Company completed its acquisition (the "Acquisition") of 102105699 Saskatchewan Ltd. ("102 Saskatchewan"), pursuant to the terms of a share purchase agreement, as amended on August 5, 2021, (the "Acquisition Agreement"), which owns five retail cannabis locations in Regina, Saskatchewan, out of which one is operational and four are in various stages of construction and development. All five locations are expected to be operational by the end of 2021. In addition, 102 Saskatchewan is working on finalizing a sixth location that will be included in the Acquisition if secured.

Pursuant to the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding shares of 102 Saskatchewan (each a "102 Share") from 102 Saskatchewan's shareholders in consideration for: (i) 254,518 common shares of High Tide (each a "High Tide Share") valued at C$2,002,000 (the "Share Consideration"), on the basis of a deemed price of $7.8658 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange for the ten consecutive trading days preceding the closing of the Acquisition; and (ii) C$698,000 in cash. The High Tide Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four months and one day.

Item 5.1: Full Description of Material Change

See Item 4 above.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover
President, Chief Executive Officer & Director
Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

August 10, 2021.